Filed pursuant to Rule 424(b)(3)
                                                File No. 333-113297


[LOGO]     DEARBORN CAPITAL
           MANAGEMENT, L.L.C                                     August 16, 2004

       SUPPLEMENT DATED AUGUST 16, 2004 TO PROSPECTUS DATED APRIL 1, 2004

Dear Investor(s):

                             JULY PERFORMANCE UPDATE

July performance was negative for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:


                                                                  2004
                                                   JULY           YTD       % OF FUND      TOTAL NAV        NAV/UNIT
   GRANT PARK FUTURES FUND A UNITS                -3.36%        -17.49%                     $ 58.2M         $985.244
   GRANT PARK FUTURES FUND B UNITS                -3.44%        -17.90%                     $159.2M         $883.873
   Rabar Market Research (Div)                    -3.03%        -20.81%        26%
   EMC Capital Management (Classic)               -4.17%        -20.60%        26%
   Eckhardt Trading (Global)                      -5.10%        -17.29%         7%
   Graham Capital Management (GDP)                -3.69%        -11.37%        27%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Grant Park's portfolio of traders encountered another difficult trading environment for their trend following programs in the global fixed income, currency and equity sectors.

     GLOBAL INTEREST RATES: Short positions in European interest rates incurred losses, as short-term instruments rallied after the European Central Bank declined to raise interest rates. Prices continued to move higher in the wake of a weaker-than-expected U.S. employment report, which created concerns that global economic growth may be slowing. This same report also caused U.S. interest rates to rally, generating additional losses in our short positions. It should be noted that by month's end most of the short positions were liquidated and the Fund held net long positions in both the U.S. and European interest rate markets.

     CURRENCIES: Losses accumulated in the currency sector as the U.S. Dollar rallied. Short positions in the U.S. Dollar index and long positions in the British Pound produced losses. The dollar strength was attributed to comments made mid-month by Alan Greenspan in his appearance before Congress, suggesting that U.S. economic growth, despite recent signs of weakness, was still strong enough to warrant additional interest rate hikes by the Federal Reserve. The dollar rallied further following a report showing that U.S. consumer confidence hit a two-year high.

     STOCK INDICES: Long positions in equity markets suffered as prices weakened amidst weak earnings reports and higher energy prices. Equity markets were further weakened by investor concerns surrounding the possibility of another terrorist attack before the November elections in the U.S.

Losses were partially offset by gains in long positions in the energy sector, as prices continued to rally. Supply concerns and the Yukos scandal in Russia continued to boost prices. Additional gains were


       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com
made in short positions in grains as ideal weather conditions prevailed, suggesting record crops for the year.


                         GRANT PARK'S RECENT PERFORMANCE

The following discussion on trend following and drawdown was recently distributed to your financial advisors to help put perspective on the Fund's recent negative performance. We thought it would be useful to share the same information with our investors:

 Managed futures have enjoyed a resurgence in interest over the past few years as investors have begun to grasp the potential diversification benefits this asset class can provide to one's portfolio. While this is certainly a welcome development to participants in this market, it also is a double-edged sword as many new investors are not familiar with the characteristics of the dominant trading strategy employed by many of the trading advisors in this industry. This trading strategy is known as trend following. Trend following is a reactive trading strategy, rather than a predictive one. In other words, positions are entered into or exited from in reaction to price movement; there is no prediction of future price. Trends are not generally discovered until they are well-established and not exited from until they are over. Grant Park Futures Fund is a multiple-manager fund which employs several trading advisors, all employing proprietary, systematic trend following systems in various forms. It is the strong belief of Grant Park's General Partner, Dearborn Capital Management, LLC, that trend following is a strategy that can produce attractive returns over the long term. One of the less attractive aspects of this trading strategy, and a situation Grant Park and many other participants have been experiencing over the last few months, however, is drawdowns. Drawdowns are defined as the percentage retrenchment from peak to valley in the value of the fund, and typically emerge following strong periods of performance as experienced by Grant Park in the previous two quarters as well as the previous four years. While no investor enjoys an erosion of equity in their account, market fluctuation is to be expected from time to time, and this current drawdown period is within our historical range.

Grant Park's portfolio of trading advisors aims to exploit the tendency of markets to trend through the use of their proprietary systematic trading systems. These systems are strictly adhered to in all market scenarios. However, markets don't always behave the way we would like them to, and are sometimes choppy and prone to random price movements that can last for extended periods of time. While these types of markets are challenging for those employing trend following strategies, it is our belief that these periods are typically precursors to periods of strong long-term price trends. This is why our trading advisors continue to trade, albeit at reduced leverage, throughout a drawdown. It is imperative that they remain active as it is unclear exactly when or in which markets the trends will first develop. The basic rule of thumb in trend following is to "cut losses" and "let profits run." It is also important to note that trend following is an absolute return strategy. There are no targeted monthly or quarterly returns. The strategy takes what the markets provide. If the trading systems are in sync with the market action, significant gains can be made in a short period of time. It is the General Partner's experience that in this type of system, periods of flat or negative performance may be followed by periods of significant gains, as illustrated in the following table:


       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

     Grant Park (A Units) 10 Worst Monthly Drawdowns and 12 Month Recovery

                      (Data updated through June 30, 2004)

                                                               12 Month Recovery
           Drawdown        Start Date        Valley Date        from Valley Date

           (38.87%)          May-89            Oct-89               303.33%
           (37.34%)          Nov-90            Aug-91                43.85%
           (36.88%)          May-95            Oct-95                20.95%
           (21.84%)          Dec-93            Feb-94                65.28%
           (21.36%)          Sep-98            Jul-00                23.39%
           (20.76%)          Feb-04            Jun-04                 N/A
           (16.24%)          Jun-94            Oct-94                16.31%
           (15.80%)          Apr-90            May-90                39.57%
           (12.96%)          Oct-01            Apr-02                28.58%
            (9.51%)          Mar-89            Apr-89                87.70%
            (9.16%)          Aug-93            Oct-93                27.54%

         This table was prepared by Dearborn Capital Management, L.L.C.
        PAST PERFORMANCE IS NOT NECESSARILY INDICITIVE OF FUTURE RESULTS
          ALL PERFORMANCE REPORTED FOR GRANT PARK IS FOR CLASS A UNITS
                        AND IS NET OF FEES AND EXPENSES


Managed futures do not provide a smooth equity curve; rather profits are usually generated in short bursts marked by subsequent flat periods and/or drawdowns. While Grant Park may often be cited for its strong returns since its inception fifteen years ago, imbedded in that performance are many drawdown periods. In fact, 90% of the months in Grant Park's trading history fall into the category of either drawdown or recovery from drawdown. That leaves only 10% of the months where Grant Park is actually making new historical highs.


                       Monthly Drawdowns Since Inception

                               Grant Park A Units

                      (Data updated through June 30, 2004)

           Drawdown       Length       Recovery       Peak       Valley

           (38.87%)          5             5         May-89      Oct-89
           (37.34%)          9            20         Nov-90      Aug-91
           (36.88%)          5            34         May-95      Oct-95
           (21.84%)          2             3         Dec-93      Feb-94
           (21.36%)         22             8         Sep-98      Jul-00
           (20.76%)          4            N/A        Feb-04      Jun-04
           (16.24%)          4             4         Jun-94      Oct-94
           (15.80%)          1             2         Apr-90      May-90
           (12.96%)          6             2         Oct-01      Apr-02
            (9.51%)          1             1         Mar-89      Apr-89
            (9.16%)          2             2         Aug-93      Oct-93
            (8.41%)          2             3         Sep-02      Nov-02
            (7.49%)          3             4         Mar-01      Jun-01
            (7.47%)          1             2         Feb-03      Mar-03
            (3.29%)          1             1         Jan-89      Feb-89
            (2.34%)          1             1         May-93      Jun-93
            (1.75%)          2             3         May-03      Jul-03
            (0.91%)          1             1         Oct-03      Nov-03
                            72            96          168
      % of Total Mos:     38.71%        51.61%       90.32%
      Total # of Mos:                                 186

         This table was prepared by Dearborn Capital Management, L.L.C.
        PAST PERFORMANCE IS NOT NECESSARILY INDICITIVE OF FUTURE RESULTS
          ALL PERFORMANCE REPORTED FOR GRANT PARK IS FOR CLASS A UNITS
                        AND IS NET OF FEES AND EXPENSES


       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

The peak to valley portion of the drawdown refers to the period (in months) from the previous historical high to the subsequent low. The recovery period defines the length of time it took Grant Park to achieve a new historical high. Therefore, it is not uncommon as Grant Park exits a profitable period for it to be in a drawdown, or recovery from a drawdown, for a number of months. The key is to understand that this is a normal cycle. Trends often appear very subtly at first, hardly recognizable amid the noise of general price discovery. The automated systems employed by Grant Park's trading advisors attempt to pick up the seemingly imperceptible beginnings and establish a small position. If the trend is not confirmed, the position will be exited on a stop. However, if the trend is confirmed, positions may be increased depending on the momentum of the trend. Even at this point, the developing trend may be below the radar screen of many market participants. In fact, often times once the story of a trending market becomes widely known, the bulk of the trend is over. That is why it is important to allow the systems to work even in periods of unprofitably. Because we don't know which markets will trend or when the trend will begin, the mechanisms are there to identify and capture the developing trends as they occur.

While we cannot be certain when new longer-term trends will emerge, we remain confident that our portfolio of trading advisors will have the discipline to adhere to their strategies. We believe these strategies have served Grant Park well during our fifteen-year history. We would also like to assure you that each of Grant Park's trading advisors conducts ongoing research to enable them to continue to learn from the experiences the markets provide.


Sincerely,


[GRAPHIC OMITTED][GRAPHIC OMITTED]

/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                           OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                        E-MAIL: FUNDS@DEARBORNCAPITAL.COM


       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                          312.756.4452 fax 800.217.7955
   Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                        GRANT PARK FUTURES FUND, LIMITED
                                   PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                  JULY 31, 2004
STATEMENT OF INCOME
-------------------

                                                      MONTH            YEAR TO DATE             MONTH             YEAR TO DATE
                                                (A UNITS) IN US $    (A UNITS) IN US $    (B UNITS) IN US $    (B UNITS) IN US $
TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)                     (2,377,086)          (8,394,753)          (6,321,176)          (22,693,200)
Change in Unrealized Income (Loss)                    638,871             (990,495)           1,698,895            (2,964,905)
Brokerage Commissions                                 (39,186)            (292,008)            (104,204)             (635,222)
Exchange, Clearing Fees and NFA charges                (4,029)             (28,888)             (10,714)              (63,063)
Other Trading Costs                                   (32,388)            (102,105)             (86,126)             (253,015)
Change in Accrued Commissions                              20              (18,776)                  50               (24,401)
                                                   ----------           ----------          -----------           -----------
NET TRADING INCOME (LOSS)                          (1,813,798)          (9,827,025)          (4,823,275)          (26,633,806)
                                                   ----------           ----------          -----------           -----------
OTHER INCOME:
-------------
Interest, U.S. Obligations                             39,161              173,326              104,137               415,259
Interest, Other                                        34,167              177,843               90,857               382,158
                                                   ----------           ----------          -----------           -----------
TOTAL INCOME (LOSS)                                (1,740,470)          (9,475,856)          (4,628,281)          (25,836,389)
                                                   ----------           ----------          -----------           -----------
EXPENSES:
---------
Incentive Fees to Trading Managers                          0              672,915                    0             1,033,809
Administrative Fees                                    17,636              150,499               46,899               308,717
O&O Expenses                                           10,078               49,568              120,596               597,281
Brokerage Expenses                                    322,491            1,963,169              884,372             4,380,062
Illinois Replacement Tax                                    0               (6,431)                   0               (40,797)
                                                   ----------           ----------          -----------           -----------
TOTAL EXPENSES                                        350,205            2,829,720            1,051,867             6,279,072
                                                   ----------           ----------          -----------           -----------
NET INCOME (LOSS)                                  (2,090,675)         (12,305,576)          (5,680,148)          (32,115,461)
                                                   ----------           ----------          -----------           -----------
STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------
Beginning Balance                                  59,628,922           33,412,619          147,469,650            34,005,423
Additions                                           2,546,336           40,537,645           17,867,599           158,258,776
Net Income (Loss)                                  (2,090,675)         (12,305,576)          (5,680,148)          (32,115,461)
Redemptions                                        (1,914,183)          (3,474,288)            (475,287)             (966,924)
                                                   ----------           ----------          -----------           -----------
BALANCE AT JULY 31, 2004                           58,170,400           58,170,400          159,181,814           159,181,814
                                                   ----------           ----------          -----------           -----------
Total Units Held at End of The Period                                 59,041.62976                              180,095.67790
Net Asset Value Per Unit                                                   985.244                                    883.873
Rate of Return                                          -3.36%             -17.49%             -3.44%                 -17.90%

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh

                            DAVID KAVANAGH, PRESIDENT
                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP